Qiao Xing Universal Telephone, Inc. Presents Overview of the Recent Developments in the
Resource Industry
Well Poised to Diversify into the Resource Industry in an All-around Way
     HUIZHOU, China, July 27 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today presents an overview of the recent developments in the resources industry.
     Molybdenum Mining and Processing Business Goes on Smoothly
     In June 2009, Chifeng Haozhou Mining Co., Ltd held testing operations for 6 consecutive days. During the testing period, the production capacity reached the level of processing 1260 tons of molybdenum ore per day. It is expected that in August 2009, the production capacity will be further improved to a level of processing 1500 tons of molybdenum ore per day. For all of 2009, we estimate that we will have an aggregate operating period of about 6 months, during which we will share a net sales revenue of RMB128 million (USD18.8 million) and a net profit of RMB51 million (US$7.5 million). We anticipate that in 2010, we will be operating the molybdenum business at a full capacity of processing 1800 tons of molybdenum ore per day.
     Plan to Enter into Coking Coal Mining Business and Establish a Larger-size Coking Chemical Project
     As an indispensable fuel for the steel smelting industry and a kind of rare mineral resource, coking coal is one of the competition objectives for the purpose of establishing mineral reserves.
     We have reached a preliminary consensus with the owner of a large-scale coking coal mine (“the Mine”) for the proposed acquisition of the Mine and the establishment of a large coking chemical project (“the Transaction”). We are now working with our financial advisor and legal counsel to design an appropriate Transaction structure. We will keep the investment public informed of the progress on a timely basis.
     Proposal for Eliminating Indoor Phone and Lower-end Mobile Phone Businesses
     The board of directors of the Company has approved the proposal by the management that the indoor phone and lower-end mobile phone business should be eliminated. The management is now actively seeking and negotiating with some potential buyers. Once substantial progress was achieved, we will immediately publicize more detailed information in connection with the elimination.
     Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. During 2009, the Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has begun to diversify into the resource industry.
     For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 27, 2009.
     For more information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: Rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.